                                    EQU: TSX, NYSE

EQUAL ENERGY ANNOUNCES APPOINTMENT OF CHIEF FINANCIAL OFFICER

Calgary, Alberta – (CNW – September 14, 2010) Equal Energy Ltd. (the “Company” or “Equal”) today announced that Dell Chapman has been appointed Chief Financial Officer effective September 16, 2010.

Mr. Chapman was most recently the Vice President, Finance and Chief Financial Officer of Berens Energy Ltd., a TSX-listed company, from its inception to its sale earlier this year.  Prior to that, he held various senior finance positions with a number of oil and gas companies, including Suncor Energy Inc. and Gulf Canada Resources Limited. Mr. Chapman graduated from the University of Saskatchewan with a Bachelor of Commerce degree and received his Chartered Accountant designation in 1985 and his Chartered Financial Analyst designation in 1990.

Don Klapko, President and Chief Executive Officer noted that “we are very excited to welcome Dell to Equal as he brings a tremendous amount of senior leadership experience to the Equal team."

Don Klapko
President and Chief Executive Officer
(403) 263-0262 or (877) 263-0262

info@equalenergy.ca
www.equalenergy.ca

About Equal Energy Ltd.
Equal is an exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Equal’s shares and debentures are listed on the Toronto Stock Exchange under the symbols (EQU, EQU.DB, EQU.DB.A) and Equal’s shares are listed on the New York Stock Exchange under the symbol (EQU).  The portfolio of oil and gas properties is geographically diversified with producing properties located in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 52 percent crude oil and natural gas liquids and 48 percent natural gas.  Equal has compiled a multi-year drilling inventory for its properties including its new oil play opportunities in the Cardium in west central Alberta and the Circus prospect in southern Oklahoma.